UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company)

MAP PHARMACEUTICALS, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Timothy S. Nelson

President and Chief Executive Officer

2400 Bayshore Parkway, Suite 200

Mountain View, California 94043

(650) 386-3100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of MAP Pharmaceuticals, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 and amended on February 7, 2013 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Groundhog Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (“Shares”), at a purchase price of $25.00 per Share, net to the sellers thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on January 31, 2013. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the section entitled “Litigation” the following:

On February 7, 2013, a putative class action lawsuit captioned Marrell v. Nelson was filed in the California Superior Court for Santa Clara County. The case names as defendants the Company, the Company’s directors, Parent and Purchaser. The case alleges that the Company’s directors breached their fiduciary duty in connection with the Offer and the Merger by agreeing to a transaction at an unfair price with unreasonable deal protections, in order to financially benefit the Company’s directors and officers, and that this Schedule 14D-9 contains material misstatements or omissions. Parent and Purchaser are alleged to have aided and abetted these breaches of fiduciary duty. The case seeks an injunction against the Offer and the Merger, rescission or rescissory damages in the event the Offer and Merger are consummated, damages, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MAP PHARMACEUTICALS, INC.

By:	/s/ Timothy S. Nelson
Name:	Timothy S. Nelson
Title:	President and Chief Executive Officer

Dated: February 8, 2013

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